BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 17 January 2014

Name of applicant:Reed Elsevier PLC
Name of scheme:Reed Elsevier Group plc SAYE Share Option Scheme (2003)
Period of return:From: 1 July 2013	To:31 December 2013
Balance of unallotted securities under scheme(s) from previous return:	2,141,952

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 372,637

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 1,769,315

Name of contact: Telephone number of contact:	Marsha Watson 020 7166 5653

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 17 January 2014

Name of applicant:	Reed Elsevier PLC
Name of scheme:	Reed Elsevier Group plc SAYE Share Option Scheme (2013)
Period of return:	From:	1 July 2013	To:	31 December 2013
Balance of unallotted securities under scheme(s):200,000

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): N/A

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): Nil

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 200,000

Name of contact: Telephone number of contact:	Marsha Watson 020 7166 5653

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 17 January 2014

Name of applicant:Reed Elsevier PLC
Name of scheme:Reed Elsevier Group plc Executive Share Option Scheme (1993)
Period of return:From: 1 July 2013	To:31 December 2013
Balance of unallotted securities under scheme(s) from previous return:	5,412,188

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period

(see LR3.5.7G): Nil

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 5,412,188

Name of contact:	Marsha Watson
Telephone number of contact:	020 7166 5653

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 17 January 2014

Name of applicant:Reed Elsevier PLC
Name of scheme:Reed Elsevier Group plc Executive Share Option Scheme (2003)
Period of return:From: 1 July 2013	To:31 December 2013
Balance of unallotted securities under scheme(s) from previous return:	9,480,737

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period

(see LR3.5.7G): 2,244,178

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 7,236,559

Name of contact:	Marsha Watson
Telephone number of contact:	020 7166 5653

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 17 January 2014

Name of applicant:Reed Elsevier PLC
Name of scheme:Reed Elsevier Group plc Long Term Incentive Share Option Scheme
Period of return:From:1 July 2013	To:	31 December 2013
Balance of unallotted securities under scheme(s) from previous return:	260,624

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period

(see LR3.5.7G): Nil

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 260,624

Name of contact:	Marsha Watson
Telephone number of contact:	020 7166 5653